                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 35)*


                         TUBOS DE ACERO DE MEXICO S.A.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   898592506
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Mr. Fernando R. Mantilla
      Av. Leandro N. Alem 1067, 27th Floor, 1001 - Buenos Aires, Argentina
                               (54-11) 4018-2245
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 20, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of subsection 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ROBERTO ROCCA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ITALY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SIDERCA Sociedad Anonima Industrial y Comercial
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ARGENTINA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SIDERCA INTERNATIONAL ApS
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DENMARK
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    ROCCA & PARTNERS Sociedad Anonima
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SAN FAUSTIN N.V.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NETHERLANDS ANTILLES
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 1  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SIDERTUBES S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    LUXEMBOURG
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 1  OF 4  PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    I.I.I. INDUSTRIAL INVESTMENTS INC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 2  OF 4  PAGES
--------------------------------------------------------------------------------
15 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TENARIS S.A.
--------------------------------------------------------------------------------
16  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
17  SEC USE ONLY


--------------------------------------------------------------------------------
18  SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
19  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
20  CITIZENSHIP OR PLACE OF ORGANIZATION

    LUXEMBOURG
--------------------------------------------------------------------------------
               21   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
               22   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
               23   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               24   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
25   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
26   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
27   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
28   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 3  OF 4  PAGES
--------------------------------------------------------------------------------
29 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    INVERTUB S.A.
--------------------------------------------------------------------------------
30  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
31  SEC USE ONLY


--------------------------------------------------------------------------------
32  SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
33  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
34  CITIZENSHIP OR PLACE OF ORGANIZATION

    ARGENTINA
--------------------------------------------------------------------------------
               35   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
               36   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
               37   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               38   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
39   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
40   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
41   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
42   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

CUSIP NO. 898592506               13D                        PAGE 4  OF 4  PAGES
--------------------------------------------------------------------------------
43 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SIDTAM LIMITED
--------------------------------------------------------------------------------
44  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
45  SEC USE ONLY


--------------------------------------------------------------------------------
46  SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
47  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
48  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
               49   SOLE VOTING POWER
  NUMBER OF
                    NONE
   SHARES      -----------------------------------------------------------------
               50   SHARED VOTING POWER
BENEFICIALLY
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
OWNED BY EACH  -----------------------------------------------------------------
               51   SOLE DISPOSITIVE POWER
  REPORTING
                    NONE
   PERSON      -----------------------------------------------------------------
               52   SHARED DISPOSITIVE POWER
    WITH
                    324,064,223 Shares of TAMSA Common Stock (1 ADR=5 shares)
--------------------------------------------------------------------------------
53   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,064,223
--------------------------------------------------------------------------------
54   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

     NOT APPLICABLE
--------------------------------------------------------------------------------
55   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.50%
--------------------------------------------------------------------------------
56   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                        AMENDMENT NO. 35 TO SCHEDULE 13D

This Amendment No. 35 amends the Statement on Schedule 13D originally filed on September 24, 1992, as amended and restated as of November 11, 2002 ("Schedule 13D"), on behalf of Roberto Rocca, Siderca Sociedad Anonima, Industrial y Comercial ("Siderca SAIC"), and Siderca International ApS ("Siderca ApS"), together with Rocca & Partners S.A. ("Rocca & Partners"), San Faustin N.V. ("San Faustin"), Sidertubes S.A. ("Sidertubes"), I.I.I. Industrial Investments Inc. ("III BVI"), Tenaris S.A. ("Tenaris"), Invertub Sociedad Anonima ("Invertub") and Sidtam Limited ("Sidtam") (collectively, "Reporting Persons"), relating to the common shares, without par value (the "TAMSA Shares"), of Tubos de Acero de Mexico S.A., a Mexican company ("TAMSA").

     Item 2. Identity and Background

No changes except the following:

On December 14, 2002, the shareholders' meeting of Tenaris accepted the resignation of the current directors of Tenaris and appointed new directors who will take office during January 2003. Reference is made to the press release issued by Tenaris on December 16, 2002, announcing the composition of its new board of directors. An updated list of the directors of Tenaris and the information required by subparagraphs (a) through (c) and subparagraph (f) of
Item 2 of Schedule 13D, as such information pertains to the directors of Tenaris, is set forth on Schedule A and is hereby incorporated herein by reference. To the best knowledge of the Reporting Persons, none of the directors of Tenaris has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds and Other Consideration

The acquisition of TAMSA Shares by Tenaris, as reported in this Amendment No. 35, was made pursuant to an offer by Tenaris to exchange its ordinary shares and ADSs for Class A ordinary shares and ADSs of Siderca SAIC, shares and ADSs of TAMSA and ordinary shares of Dalmine S.p.A (the "Exchange Offer"), through which Tenaris acquired a total of 146,300,208 TAMSA Shares, 117,322,251 of which are in the form of American Depositary Shares ("ADSs"). Pursuant to a corporate reorganization agreement entered into between Tenaris and Sidertubes on September 13, 2002, upon settlement of the Exchange Offer on December 17, 2002, Sidertubes satisfied Tenaris's obligation to deliver Tenaris shares pursuant to the Exchange Offer to those shareholders whose shares were accepted for exchange. On December 20, 2002, Sidertubes contributed all its assets and liabilities (consisting of its remaining 260,793,483 Tenaris shares and a credit arising from Sidertubes' delivery of 449,953,607 Tenaris shares to tendering shareholders) to Tenaris in exchange for 710,747,090 newly-issued Tenaris shares.


     Item 4. Purpose of the Transaction

As reported in Amendment No. 34 to the Schedule 13D, on November 11, 2002, Tenaris announced the commencement of the Exchange Offer. Reference is now made to the press release issued by Tenaris on December 16, 2002, announcing the results of the Exchange Offer and to the press release issued by TAMSA on December 16, 2002, announcing the number of TAMSA Shares held by the public after completion of the Exchange Offer. Upon settlement of the Exchange Offer on December 17, 2002, 94.50% of TAMSA Shares were held, directly or indirectly, by Tenaris. The remaining 5.50% of TAMSA Shares (of which 94.90% in the form of ADSs, representing 3,581,517 ADSs) continue to be held by the public. Although TAMSA would continue to meet the listing requirements of the American Stock Exchange and the Mexican Stock Exchange following settlement of the Exchange Offer, in accordance with Mexican law, Tenaris is entitled, and may also be required, to make further offers to the investors that did not exchange their shares, which may ultimately lead to the delisting of the TAMSA Shares. In its December 16, 2002 press release, Tenaris has announced that it intends to commence the necessary proceedings to that end shortly.

As discussed in Item 3, pursuant to a corporate reorganization agreement entered into between Tenaris and Sidertubes on September 13, 2002, upon settlement of the Exchange Offer on December 17, 2002, Sidertubes satisfied Tenaris's obligation to deliver Tenaris shares pursuant to the Exchange Offer to those shareholders whose shares were accepted for exchange. On December 20, 2002, Sidertubes contributed all its assets and liabilities (consisting of its remaining 260,793,483 Tenaris shares and a credit arising from Sidertubes' delivery of 449,953,607 Tenaris shares to tendering shareholders) to Tenaris in exchange for 710,747,090 newly-issued Tenaris shares.


     Item 5. Interest in Securities of the Issuer

No changes except the following:

(a) Through the Exchange Offer, Tenaris acquired direct ownership of 146,300,208 TAMSA Shares, so that, as of the date of this Amendment No. 35 to the Schedule 13D, Tenaris directly held a total of 170,113,323 TAMSA Shares, or approximately 49.61%, Siderca ApS directly held 140,600,900 TAMSA Shares, or approximately 41%, and Sidtam directly held 9,700,000 TAMSA Shares, or approximately 2.83%, of TAMSA's total outstanding capital stock. In addition, Tamsider S.A. de C.V., a Mexican company and a subsidiary of TAMSA, directly held 3,650,000 TAMSA Shares, or approximately 1.06% of TAMSA's total outstanding capital stock. As a result, each of the Reporting Persons is a beneficial owner, for the purposes of Rule 13d-3 under the Exchange Act of

1934, of 324,064,223 TAMSA Shares, corresponding to 94.50% of TAMSA's outstanding share capital.

     Item 7. Material to be Filed as Exhibits

The press release of Tenaris, dated December 16, 2002, announcing the results of the Exchange Offer, is filed as an exhibit hereto.

The press release of Tenaris, dated December 16, 2002, announcing the new composition of the board of directors of Tenaris, is filed as an exhibit hereto.

The press release of TAMSA, dated December 16, 2002, announcing the number of TAMSA Shares held by the public after completion of the Exchange Offer, is filed as an exhibit hereto.

The corporate reorganization agreement, dated September 13, 2002, between Sidertubes S.A. and Tenaris S.A., is filed as an exhibit hereto.

Powers of attorney for Tenaris S.A., I.I.I. Industrial Investments Inc. and Invertub S.A. are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 34 to the Schedule 13D. Powers of attorney for each of the other Reporting Persons are incorporated by reference into this Amendment to the ones filed as exhibits to Amendment No. 23 to the Schedule 13D of Siderca ApS.

The written agreement of the Reporting Persons related to the filing of this
Schedule 13D as required by Rule 13d-k(1)(iii) is included in the signature pages hereto and is hereby filed as an exhibit hereto.

                                                                      SCHEDULE A

                                  TENARIS S.A.

DIRECTORS                     BUSINESS ADDRESS                PRESENT PRINCIPAL             CITIZENSHIP
                                                              OCCUPATION
----------------------------- ------------------------------- ----------------------------- -----------------------
Roberto Bonatti               Av. Leandro Alem 1067,          President of San              Italian
                              Buenos Aires - Argentina        Faustin N.V. and
                                                              Tecpetrol S.A. and a
                                                              director of Siderca
----------------------------- ------------------------------- ----------------------------- -----------------------
Carlos Franck                 Av. Leandro Alem 1067, Buenos   President of  Santa Maria     Argentine
                              Aires Argentina                 S.A.I.F. and a director of
                                                              Siderca
----------------------------- ------------------------------- ----------------------------- -----------------------
Pedro Pablo Kuczynski         2665 South Bay Shore            President and Chief           Peruvian
                              Drive, Suite 1101               Executive Officer,
                              Coconut Grove                   Latin America
                              Miami, Florida-33133            Enterprise Fund, USA
                              USA
----------------------------- ------------------------------- ----------------------------- -----------------------
Bruno Marchettini             Av. Leandro Alem 1067, Buenos   Executive Vice President of   Italian
                              Aires - Argentina               Siderar S.A. and a director
                                                              of Siderca
----------------------------- ------------------------------- ----------------------------- -----------------------
Gianfelice Mario Rocca        Av. Leandro Alem 1067,          Chairman of San Faustin       Italian
                              Buenos Aires - Argentina        N.V. and a director of
                                                              Dalmine, Siderca and
                                                              Tamsa
----------------------------- ------------------------------- ----------------------------- -----------------------
Paolo Rocca                   Av. Leandro Alem 1067,          Chief Executive Officer       Italian
                              Buenos Aires - Argentina        of Tenaris
----------------------------- ------------------------------- ----------------------------- -----------------------
Roberto Rocca                 Av. Leandro Alem 1067,          Honorary Chairman of          Italian
Honorary Chairman             Buenos Aires - Argentina        San Faustin N.V.,
                                                              President of Dalmine
                                                              and President of Siderca
----------------------------- ------------------------------- ----------------------------- -----------------------
Jaime Serra Puche             Prol. Paseo de la Reforma       A director of Tamsa and       Mexican
                              600, Desp. 103                  a partner in S.A.I.
                              01210-Mexico D.F.               Consultores S.C., Mexico
----------------------------- ------------------------------- ----------------------------- -----------------------

----------------------------- ------------------------------- ----------------------------- -----------------------
Amadeo Vazquez y Vazquez      Austria 2670-3(0)piso,          President of Telecom          Argentine
                              (1425) Buenos Aires -           Argentina, a director
                              Argentina                       of Siderca, a director
                                                              of BBVA Banco Frances
                                                              S.A., a member of the
                                                              board of the Buenos
                                                              Aires stock exchange
                                                              and Vicepresident of
                                                              the Fundacion
                                                              Mediterranea
----------------------------- ------------------------------- ----------------------------- -----------------------
Guillermo F. Vogel            Edificio Parque Reforma,        Vice Chairman of Tamsa        Mexican
                              Campos Eliseos 400, 11560
                              Mexico, D.F., Mexico
----------------------------- ------------------------------- ----------------------------- -----------------------

                          [LETTERHEAD OF ROBERTO ROCCA]



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROBERTO ROCCA to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                     [LETTERHEAD OF ROCCA & PARTNERS, S.A.]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by ROCCA & PARTNERS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                        [LETTERHEAD OF SAN FAUSTIN N.V.]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SAN FAUSTIN N.V. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

         [LETTERHEAD OF SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL]

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA Sociedad Anonima Industrial y Comercial to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                    [LETTERHEAD OF SIDERCA INTERNATIONAL APS]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERCA INTERNATIONAL ApS to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                         [LETTERHEAD OF SIDERTUBES S.A.]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDERTUBES S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                        Fernando Mantilla
                                                         Attorney-in-fact

                        III. INDUSTRIAL INVESTMENTS INC.
                             BRITISH VIRGIN ISLANDS

               [LETTERHEAD OF I.I.I. INDUSTRIAL INVESTMENTS INC.]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by I.I.I. INDUSTRIAL INVESTMENTS Inc. to sign this statement, certify that the information set forth in this
Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., TENARIS S.A., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                                  TENARIS S.A.
                                Societe Anonyme
                              23, Avenue Monterey
                                L 2086 Luxembourg

                          [LETTERHEAD OF TENARIS S.A.]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by TENARIS S.A. to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., INVERTUB Sociedad Anonima, and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                        Attorney-in-fact

                                 INVERTUB S.A.

                    [LETTERHEAD OF INVERTUB SOCIEDAD ANONIMA]


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by INVERTUB Sociedad Anonima to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., and SIDTAM LIMITED.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                        Fernando Mantilla
                                                        Attorney-in-fact

                         [LETTERHEAD OF SIDTAM LIMITED]

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I, Fernando Mantilla, attorney duly authorized by SIDTAM LIMITED to sign this statement, certify that the information set forth in this Schedule 13D is true, complete and correct.

     Pursuant to Rule 13d- 1 (f) (1), the undersigned joins in the filing of this Schedule 13D on his own behalf and on behalf of ROBERTO ROCCA, ROCCA & PARTNERS S.A., SAN FAUSTIN N.V., SIDERCA Sociedad Anonima Industrial y Comercial, SIDERCA INTERNATIONAL ApS, SIDERTUBES S.A., I.I.I. INDUSTRIAL INVESTMENTS Inc., TENARIS S.A., and INVERTUB Sociedad Anonima.


December 20, 2002

                                                     /s/ Fernando Mantilla
                                                     ---------------------
                                                       Fernando Mantilla
                                                       Attorney-in-fact

EXHIBIT INDEX:

99.1 Press release of Tenaris, dated December 16, 2002, announcing the results of the Exchange Offer.

99.2 Press release of Tenaris, dated December 16, 2002, announcing the new composition of the board of directors of Tenaris.

99.3 Press release of TAMSA, dated December 16, 2002, announcing the number of TAMSA Shares held by the public after completion of the Exchange Offer.

99.4 Corporate reorganization agreement, dated September 13, 2002, between Sidertubes S.A. and Tenaris S.A.

99.5 Powers of attorney (incorporated by reference to Amendments No. 23 and 34 to the Schedule 13D)

99.6 Written agreement of the Reporting Persons (included in signature pages)